062-34692

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

SUPPL

To Company Name/Scheme: Cue Energy Resources Limited (Cue)

ACN/ARSN: 006 383 971

09046703

1. Details of substantial holder (1)

Name: Keppel Corporation Limited and Keppel Oil and Gas Services Pte Ltd (**KOGS**) (together, the **Keppel Group Entities**)

ACN/ARSN (if applicable): N/A

The holder ceased to be a substantial holder on: 21/06/2009

The previous notice was given to the company on: 10/03/2008

The previous notice was dated: 10/03/2008

SEC Mail Processing Section JUL 17 2009 Washington, DC 122

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
21/6/09	Keppel Group Entities	Prior to 21 June 2009, the Keppel Group Entities held a relevant interest in ordinary shares in Cue, pursuant to section 608(3) as a result of KOGS holding above 20% of voting power in Singapore Petroleum Company Ltd (**SPC**) (the **SPC Holding**). The nature of the change described in this notice is ceasing to hold a relevant interest (held pursuant to section 608(3)) in ordinary shares in Cue as a result of an off-market sale by KOGS of the SPC Holding to PetroChina International (Singapore) Pte Ltd, pursuant to a sale and purchase agreement dated 24 May 2009, which is annexed. As a result of the sale, KOGS and Keppel Corporation Limited no longer hold a relevant interest in Cue shares. Details of the sale of the SPC Holding are set out in the attached sale agreement.	S$8.25 per SPC share (see further details in the attached sale agreement).	94,163,893 ordinary shares in Cue	14.99% (based on 628,239,007 ordinary shares on issue, as disclosed in Cue's most recent Appendix 3B dated 22 June 2009)

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

dlw 8/11

The addresses of persons named in this form are as follows

Name	Address
Keppel Corporation Limited	1 HarbourFront Avenue, #18-01 Keppel Bay Tower Singapore 098632
Keppel Oil and Gas Services Pte Ltd	1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632

Signature

print name Caroline Chang capacity Company Secretary

sign here date 07/07/2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001

(3) See the definition of "associate" in section 9 of the Corporations Act 2001

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001

(5) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired

(6) The voting shares of a company constitute one class unless divided into separate classes

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice

Annexure "A" to Form 605

This is Annexure "A" of 10 pages referred to in the Form 605 (Notice of Ceasing to be a Substantial Holder), signed by me and dated 07 July 2009

7 July 2009	Caroline Chang	Company Secretary
Date	Print name	Capacity

CERTIFIED TRUE COPY

~~Director~~ ~~Director/~~Secretary

Between

KEPPEL OIL AND GAS SERVICES PTE LTD

And

PETROCHINA INTERNATIONAL (SINGAPORE) PTE. LTD.

SALE AND PURCHASE AGREEMENT

relating to the sale and purchase of the entire shareholding of
Keppel Oil And Gas Services Pte Ltd in
Singapore Petroleum Company Limited

THIS AGREEMENT is made on the 24th day of May 2009 **BETWEEN:**

(1) **KEPPEL OIL AND GAS SERVICES PTE LTD** (Company registration no. 197200973M), a company incorporated in Singapore and having its registered office at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632 ("Vendor"); and

(2) **PETROCHINA INTERNATIONAL (SINGAPORE) PTE. LTD.** (Company registration no. 200413294G), a company incorporated in Singapore and having its registered office at 250 North Bridge Road #24-00 Raffles City Tower Singapore 179101 ("Purchaser").

WHEREAS:-

(A) Singapore Petroleum Company Limited (Company registration no. 196900291N) (the "Company") is a public company incorporated in Singapore and listed on the SGX (as hereinafter defined).

(B) As at the date hereof, the Vendor is the legal and beneficial owner of 234,522,797 ordinary shares in the capital of the Company.

(C) The Vendor desires to sell to the Purchaser, and the Purchaser desires to purchase from the Vendor, the Sale Shares for the Consideration (as hereinafter defined) and upon the terms and conditions contained in this Agreement.

NOW IT IS HEREBY AGREED as follows:-

1. **DEFINITIONS AND INTERPRETATION**

In this Agreement (including the recitals), unless the context otherwise requires, the following expressions shall have the following meanings:-

"Business Day"	means a day (other than Saturday or Sunday) on which commercial banks are open for business in Singapore;
"CDP"	means The Central Depository (Pte) Limited;
"Company"	means Singapore Petroleum Company Limited;
"Completion"	means the completion of the sale and purchase of the Sale Shares pursuant to Clause 4;
"Completion Date"	means the Business Day falling five Business Days after the date on which the condition specified in Clause 4.2 has been fulfilled (or such other date as

the Vendor and the Purchaser may mutually agree in writing);

"Consideration"	means S$6.25 per Sale Share;
"Mandatory Offer"	means the mandatory general offer to be made by the Purchaser upon Completion, pursuant to the Singapore Code on Take-overs and Mergers in respect of the remaining shares in the capital of the Company not already owned, controlled or agreed to be acquired by the Purchaser and parties acting in concert with it;
"Parties"	means the Vendor and the Purchaser and "Party" means either of them;
"Sale Shares"	means the total number of ordinary shares in the capital of the Company fully paid and legally and beneficially held by the Vendor, which, as at the date of this Agreement, is 234,522,797 ordinary shares in the capital of the Company representing approximately 45.51% of the total issued shares (excluding treasury shares) of the Company;
"SGX"	means the Singapore Exchange Securities Trading Limited;
"Transaction"	includes any transaction, arrangement, act, event or omission of whatever nature; and
"Vendor Group"	means the Vendor, any holding company of the Vendor and any subsidiary or related corporation (as defined in the Singapore Companies Act (Chapter 50, Statutes of Singapore)) of the Vendor or any corporation or entity which the Vendor controls or is under common control with.

In this Agreement, unless the context otherwise requires:-

(a) words importing the singular include the plural and vice-versa;

(b) headings are for reference only and shall not affect the interpretation of this Agreement;

(c) all references to Clauses, sub-Clauses, and recitals are to Clauses, sub-Clauses and recitals of this Agreement;

(c) all references to "S$" are to the lawful currency for the time being of Singapore; and

(e) all references to dates and times are to Singapore dates and time.

2 SALE AND PURCHASE

Subject to the terms and conditions of this Agreement, the Vendor as the legal and beneficial owner shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, all the Sale Shares free from any and all claims or disputes against, or obligation owed to any third party on the part of, the Vendor in relation to the Sale Shares, and any and all charges, liens and other encumbrances, and together with all rights attaching thereto or accruing thereon as of and including the Completion Date (save for all rights to distributions and dividends attaching to or accruing to the Sale Shares which shall accrue to the Purchaser as of and including the date of this Agreement).

3. CONSIDERATION

3.1 The consideration for the Sale Shares shall be S$6.25 per Sale Share (the "Consideration").

3.2 The Purchaser shall satisfy the Consideration for all of the Sale Shares in full and in cash on the Completion Date in accordance with Clause 4.3.2 by way of telegraphic transfer of the amount payable to an account designated by the Vendor and notified to the Purchaser not later than three (3) Business Days prior to the date of payment, or by way of a cashier's order or banker's draft issued by a bank licensed in Singapore, or in such other form as the Vendor and the Purchaser may agree in writing.

4. CONDITIONS AND COMPLETION

4.1 Date and Place: Subject as hereinafter provided, Completion shall take place at the registered office of the Vendor (or at such other place as the Parties may mutually agree in writing) on the Completion Date.

4.2 Condition Precedent: Except for Clause 1, Clause 4.2, Clause 6, Clause 7, Clause 8, Clause 9, Clause 10, Clause 11, Clause 12, Clause 13 and Clause 14 (which shall come into effect on the date hereof), the remaining Clauses of this Agreement are conditional upon the Purchaser obtaining such approvals and consents (if any) as may be required by the Purchaser from any relevant authority (including relevant authorities of the People's Republic of China) having jurisdiction over the Purchaser and/or the Transactions described or contemplated in this Agreement (including the Mandatory Offer) on terms (if any) acceptable to the Purchaser (which acceptance shall not be unreasonably withheld), and which approvals and consents shall not have been withdrawn, revoked or amended on or before the Completion Date.

The Purchaser hereby undertakes to the Vendor to use its reasonable efforts to procure the fulfilment of the condition set out in Clause 4.2, and if such condition is not satisfied on or before 24 July 2009 (or such other date as the Parties may agree in writing), this Agreement shall ipso facto cease and determine and neither of the Parties shall have any claim against the other for costs, damages, compensation or otherwise, save for any claim by any Party against the other arising from any antecedent breach of the terms hereof including the Purchaser's undertaking contained in this Clause 4.2.

4.3 Completion: On Completion,

4.3.1 (i) the Vendor shall procure the delivery to the Purchaser of: (a) the certified true copies of the board of directors resolutions of the Vendor and the certified true copies of the shareholder's resolutions of the Vendor, passed to approve the disposition of the Sale Shares to the Purchaser on the terms and subject to the conditions of this Agreement, and (b) the duly executed and signed Request for Transfer of Securities (Form 4.2) of CDP in favour of the Purchaser in respect of the Sale Shares; and

(ii) the Purchaser shall procure the delivery to the Vendor of the certified true copies of the board of directors resolutions of the Purchaser and the certified true copies of the shareholder's resolutions of the Purchaser, passed to approve the purchase of the Sale Shares from the Vendor on the terms and subject to the conditions of this Agreement.

4.3.2 Against compliance by the Vendor of the provisions of sub-Clause 4.3.1(i), the Purchaser shall satisfy the Consideration for all of the Sale Shares in full and in cash in the manner prescribed in Clause 3.2.

5. RIGHT TO TERMINATE

5.1 Without prejudice to any other remedies available, if in any respect the provisions of Clauses 4.1 and 4.3 are not complied with by the Vendor or, as the case may be, the Purchaser ("Defaulting Party"), on the Completion Date, the Party not in default ("Non-Defaulting Party") shall be entitled to:

(a) elect to terminate this Agreement;

(b) effect Completion as far as practicable having regard to the defaults which have occurred; or

(c) fix a date for Completion (not being more than twenty eight (28) days after the Completion Date) in which case the foregoing provisions of this Clause shall apply to the Completion Date as so deferred.

5.2 None of the Parties shall be obliged to perform any of its obligations under Clause 4.3 unless (simultaneously with such performance) the other Party performs all its obligations under such Clause.

6. REPRESENTATIONS AND UNDERTAKINGS BY THE VENDOR

6.1 The Vendor hereby represents and warrants to the Purchaser (with the intent that the provisions of this Clause 6.1 shall continue to have full force and effect notwithstanding Completion) that it has the legal and beneficial title to the Sale Shares, free from all claims, charges, liens, pledges, encumbrances or any other security interests whatsoever, and that it has (and will on Completion have) the legal right, power and authority to sell the Sale Shares and that it has (and will on Completion have) obtained all the necessary corporate approvals necessary to enter into this Agreement and transfer such Sale Shares to the Purchaser pursuant to this Agreement, free from all claims, charges, liens, pledges, encumbrances or any other security interests whatsoever, and there is and at Completion there will be no agreement or arrangement to give or create any such encumbrance and no claim has been made or will be made by any person to be entitled to any of the foregoing.

6.2 The Vendor hereby represents and warrants to the Purchaser that save for the Sale Shares, the Vendor Group does not directly or indirectly own, control or hold any shares or voting rights in the Company.

6.3 The Vendor hereby represents and warrants to the Purchaser (with the intent that the provisions of this Clause 6.3 shall continue to have full force and effect notwithstanding Completion) that the sale of the Sale Shares or the entry into of this Agreement does not (i) violate the articles of association and memorandum of the Company; or (ii) require any consent from the Company or its shareholders other than the Vendor.

6.4 The Vendor hereby represents and warrants to the Purchaser (with the intent that the provisions of this Clause 6.4 shall continue to have full force and effect notwithstanding Completion) that it shall not raise any proposal (such as amend the articles of association of the Company) which would jeopardize the benefits or interests of Purchaser regarding this transaction and, if other shareholders of the Company raise such proposal, the Vendor shall notify the Purchaser as soon as possible and shall not vote for such proposal before reaching an agreement for dealing with such proposal with the Purchaser.

6.5 The Vendor hereby represents and warrants to the Purchaser (with the intent that the provisions of this Clause 6.5 shall continue to have full force and effect notwithstanding Completion) that it shall not alone or jointly with any other third party conduct any Transaction which would jeopardize the benefits or interests of Purchaser regarding this transaction.

6.6 The Vendor hereby represents and warrants to the Purchaser (with the intent that the provisions of this Clause 6.6 shall continue to have full force and effect notwithstanding Completion) that in acting in its capacity as shareholder of the Company, it has not issued any type of guarantee for the benefit of the Company.

6.7 The Vendor hereby represents and warrants that the present working capital financing and treasury facilities ("Central Finance Support") provided by the

Vendor Group to the Company are at rates which are no less favourable than would have been commercially available to the Company from third party banks and financial institutions in Singapore at the time the relevant facility was provided. To facilitate the smooth operations of the Company post-Completion, the Vendor undertakes that it shall procure that the Central Finance Support continue to be extended to the Company for up to such date, as elected by the Purchaser, falling no later than one (1) month after Completion (or such later date as may be mutually agreed in writing between the Purchaser and the Vendor) (the "Central Finance Support End Date"). Each of the Vendor and Purchaser shall use reasonable endeavours to procure that on and with effect from the Central Finance Support End Date, all loans, indebtedness and/or deposits owing or deposited (as the case may be) by the Company to any of the Vendor Group companies, and vice versa, are mutually discharged or returned without penalty or premium.

7. REPRESENTATIONS AND UNDERTAKINGS BY THE PURCHASER

The Purchaser hereby represents and warrants to the Vendor (with the intent that the provisions of this Clause 7 shall continue to have full force and effect notwithstanding Completion) that it has (or will on Completion have) the legal right, power and capacity to purchase the Sale Shares pursuant to this Agreement, and that it has (and will on Completion have) obtained all the necessary corporate approvals necessary to enter into, effect and complete the purchase of the Sale Shares in accordance with terms of this Agreement.

8. REPRESENTATIONS BY EACH PARTY

Each Party represents and warrants to the other (with the intent that the provisions of this Clause 8 shall continue to have full force and effect notwithstanding Completion) that:

(a) it has the power to enter into, exercise its rights and perform and comply with its obligations under this Agreement;

(b) all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) in order (i) to enable it lawfully to enter into, exercise its rights and perform and comply with its obligations under this Agreement and (ii) ensure that those obligations are valid, legally binding and enforceable, have been taken, fulfilled and done;

(c) the entry into, exercise of its rights and performance of or compliance with its obligations under this Agreement do not and will not breach any agreement to which it is a party or which is binding on it or on its assets; and

(d) its obligations under this Agreement are valid, binding and enforceable.

9. RELEASE AND INDULGENCE

9.1 Any liability to any Party may in whole or in part be released, compounded or compromised or time or indulgence given by it in its absolute discretion as regards any other Party without in any way prejudicing or affecting its rights against that other Party.

9.2 No failure to exercise, nor delay in exercising on the part of any Party, any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

10. TIME OF ESSENCE

Any time, date or period mentioned in Clause 3 and Clause 4.2 of this Agreement may be extended by mutual agreement between the Parties but as regards any time, date or period originally fixed and not extended or any time, date or period so extended as aforesaid, time shall be of the essence.

11. COSTS AND EXPENSES

Each of the Parties shall bear its own fees and expenses, including all fees of agents, representatives, solicitors, accountants and actuaries, in connection with the negotiation, preparation and execution of this Agreement, but CDP fees or transfer fees (if any) payable on this Agreement and in respect of the transfer of the Sale Shares shall be borne by the Purchaser.

12. ANNOUNCEMENT

No announcement shall be made in respect of the subject matter of this Agreement by either Party unless approved by the other Party (which approval shall not be unreasonably withheld) or it is an announcement required by law or regulations or the rules of applicable stock exchanges or pursuant to the Singapore Code on Takeovers and Mergers.

13. FURTHER ASSURANCE

Each Party shall do or procure the doing of all such acts and shall execute or procure the execution of all such documents as the other Party may consider necessary or desirable for giving full effect to this Agreement or for the other Party to obtain the full benefit of all rights and remedies conferred upon it in this Agreement.

14. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with, the laws of Singapore. Each of the Parties agrees that all disputes arising out of this Agreement shall be submitted to the non-exclusive jurisdiction of the courts in Singapore.

IN WITNESS WHEREOF this Agreement has been entered into the day and year first above written.

SIGNED by)
for and on behalf of)
KEPPEL OIL AND GAS SERVICES PTE LTD)
In the presence of:

SIGNED by)
for and on behalf of)
PETROCHINA INTERNATIONAL)
(SINGAPORE) PTE. LTD.)
In the presence of: